Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.             Reporting Issuer

Orezone Resources Inc. (“Orezone”)

290 Picton Street, Suite 201

Ottawa, Ontario

K1Z 8P8

2.             Date of Material Change

September 19, 2007.

3.             Press Release

The press release was dated September 19, 2007.

4.             Summary of Material Change

On September 19, 2007 Orezone announced an increase in the resource estimates of the Essakane Main Zone (“EMZ”) in Burkina Faso, West Africa. The updated mineral resource estimate was submitted to Orezone by Gold Fields Essakane Limited (BVI) (“Gold Fields”), a subsidiary of Gold Fields Limited, and the holder of a 60% equity interest in the Essakane Project.

5.             Full Description of Material Change

Gold Fields has submitted to Orezone the following updated resource estimates for the EMZ:

EMZ Mineral Resources
(Reporting within US$650/oz Pit Shell)

	0.5 g/t cutoff			1.0 g/t cutoff
	Mt	g/t	Moz	Mt	g/t	Moz
Indicated	73.4	1.62	3.8	40.5	2.35	3.1
Inferred	16.1	1.66	0.9	9.5	2.31	0.7

These updated resource estimates were reviewed by independent consultant Snowden Mining Industry Consultants Pty Ltd.

The updated mineral resource estimates are based on additional drilling and the completion of a program involving the re-assaying of historical samples. The previously announced April 2007 resource estimates contained 8,800 re-assays with the samples preferentially recovered from the most densely drilled central portion of the deposit. Gold Fields has further extended the re-assay program across the length of the deposit and a total of 28,640 pairs of re-assay data were used in the September 2007 estimate.

6.             Reliance on Subsection 75 (3) of the Ontario Securities Act or Equivalent Provisions

Not applicable.

7.             Omitted Information

Not applicable.

8.             Senior Officers

The following senior officer of Orezone is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Ron Little

Chief Executive Officer

290 Picton Street, Suite 201

Ottawa, Ontario

K1Z 8P8

(613) 241-3699

9.             Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Ottawa, Ontario this 19th day of October, 2007.

/s/ Ron Little
Ron Little
Chief Executive Officer